Registration Statement No. 333-158319

Filed pursuant to Rule 433

Final Term Sheet dated June 10, 2010 supplementing

the Preliminary Prospectus Supplement dated June 8, 2010

and the Prospectus dated March 31, 2009

Final Term Sheet

5,000,000 Depositary Shares Each Representing a 1/40th Interest in a Share of

Series E Fixed-Rate Resettable Non-Cumulative Perpetual Preferred Stock

Issuer	Zions Bancorporation

Security	Depositary Shares Each Representing a 1/40th Interest in a Share of Series E Fixed-Rate Resettable Non-Cumulative Perpetual Preferred Stock

Size	$125,000,000

Number of depositary shares issued	5,000,000

Public offering price per depositary share	$25

Underwriting discounts and commissions	$0.7875 per depositary share

Proceeds, before expenses, to the issuer	$121,062,500

Ratings	B(S&P)/BB+(Fitch)/BL(DBRS); Outlook (neg/neg/neg)

Currency	USD

Security Type	Non-Cumulative Perpetual Preferred Stock

Maturity	Perpetual

Dividend	An initial fixed rate of 11%. At June 15, 2012 and every 2 years thereafter, the dividend rate will reset at the then current 2 year Treasury rate, plus a spread of 10.22%

Redemption	Callable at $25 per depositary share on June 15, 2012 and callable thereafter every 2 years, plus any declared and unpaid dividends, without accumulation of any undeclared dividends

Day Count Convention	30/360

Interest Payment Dates	Quarterly in arrears on September 15, December 15, March 15 and June 15 beginning on September 15, 2010

Trade Date	June 10, 2010

Settlement Date	June 15, 2010

Liquidation Preference/Listing	$25 per depositary share; NYSE listing pending, SEC-registered

CUSIP	989701875

Over-allotment option	The underwriters may also purchase up to an additional 750,000 depositary shares at the public offering price within 30 days of the date of the prospectus supplement to cover over-allotments, if any

Joint Bookrunners	Deutsche Bank Securities Inc. J.P. Morgan Securities Inc. Macquarie Capital (USA) Inc. UBS Securities LLC Zions Direct, Inc.

Senior Co-Manager	Jefferies & Company, Inc.

Co-Managers	BB&T Capital Markets, a division of Scott & Stringfellow, LLC D.A. Davidson & Co. FBR Capital Markets & Co. Morgan Keegan & Company, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement, or the prospectus supplement when available, and the prospectus if you request them by contacting Deutsche Bank Securities Inc., Attention: Prospectus Department, Harborside Financial Center, 100 Plaza One, Jersey City, New Jersey 07311-3988, telephone: (800) 503-4611 or by emailing prospectusrequest@list.db.com.